# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEDIFAST INC, CIK 0000910329
CUSIP: 58470H101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1501 S. Clinton Street, Baltimore, Maryland (MD), 21224
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001635663
Persons authorized to receive notices and communications: Jeffrey M. Rose, 370 Lexington Avenue, Suite 1702, NY, New York (NY), 10017, 323-232-0610

## Reporting persons
- Steamboat Capital Partners, LLC (CIK 0001635663): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 790,693; shared voting power 0; sole dispositive power 790,693; shared dispositive power 0; aggregate amount beneficially owned 790,693 (7.1% of the class)
- Parsa Kiai: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 790,693; shared voting power 0; sole dispositive power 790,693; shared dispositive power 0; aggregate amount beneficially owned 790,693 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: MEDIFAST INC
Address of issuer's principal executive offices: 1501 S. Clinton Street, Baltimore, Maryland (MD), 21224
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares as to which this report on Schedule 13D is being filed were acquired at an aggregate price (excluding commissions) of approximately $8,360,835 and were purchased by clients of IA with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
IA (as the portfolio manager for its clients, including investment funds of which an affiliate of IA is general partner) and Mr. Kiai (as the managing member of IA), may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. The aggregate percentage of Shares reported owned by each person named herein is based upon 11,180,703 Shares outstanding as of July 27, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2026.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: IA and Mr. Kiai have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named.
Transactions in the class effected during the past sixty days:
Transactions by the Reporting Persons (on behalf of clients of IA, including investment funds of which an affiliate of IA is general partner) within the past sixty days (as of 8:00 AM on August 21, 2026), are set forth below. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column entitled Price Range ($), the price reported in that row's column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date Share Purchased (Sold) Price per Share ($) Price Range ($)
08/19/2026 33,994 11.657605 11.56-11.80
08/20/2026 50,000 11.60369 11.46-11.77
Other persons with the right to receive dividends or sale proceeds: Clients of IA, including investment funds of which an affiliate of IA is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Steamboat Capital Partners, LLC: /s/ Parsa Kiai, Parsa Kiai/Managing Member (08/21/2026)
- Parsa Kiai: /s/ Parsa Kiai, Parsa Kiai (08/21/2026)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.